Exhibit 12.1

	Quarter Ended March 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

Ratio of earnings to fixed charges	(3.7)	(3.4)	(7.1)	(2.2)	4.9	4.0

Ratio of earnings to combined fixed charges and preferred stock dividends	(3.7)	(3.4)	(7.1)	(2.2)	4.9	4.0

Exhibit 12.1 Ratio of Earnings To Fixed Charges

Income (Loss) Before Income Tax Benefit and Equity in Earnings of 50% or Less Owned Companies	(41,720)	(117,023)	(190,305)	(52,576)	59,553	56,028
Plus fixed charges deducted from income:
Interest expense including amortization of debt issuance costs and capitalized interest	6,133	16,532	10,008	4,116	3,475	3,390
Assumed interest element included in rent expense	2,548	7,549	8,031	9,702	10,029	10,450
Plus distributions from equity investees	-	2,682	777	3,927	21,721	7,458
Plus share of pre-tax losses of equity investees for which guarantee charges are included in fixed charges	-	-	-	-	-	-
Less Capitalized Interest	(454)	(3,629)	(6,977)	(3,904)	(4,930)	(4,562)
Less noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges
Earnings available for fixed charges	(33,493)	(93,889)	(178,466)	(38,735)	89,848	72,764

Fixed Charges
Interest expense including amortization of debt issuance costs and capitalized interest	6,133	16,532	10,008	4,116	3,475	3,390
Assumed interest element included in rent expense	2,548	7,549	8,031	9,702	10,029	10,450
Capitalized Interest	454	3,629	6,977	3,904	4,930	4,562
Total fixed charges	9,135	27,710	25,016	17,722	18,434	18,402

Ratio of earnings to Fixed Charges	(3.7)	(3.4)	(7.1)	(2.2)	4.9	4.0